Ward B. Hinkle

Partner

Direct Dial: 716.848.1281

Direct Facsimile: 716.849.0349

whinkle@hodgsonruss.com

September 23, 2005

Securities and Exchange Commission

100F Street, N.E.

Mailstop 6010

Washington, D.C. 20549

Attention:     Song P. Brandon
                    John Krug

                    Jeffrey Riedler

Ladies/Gentlemen:

                    Re:     Minrad International, Inc.
                              Registration Statement on Form SB-2
                              File No. 333-126359

                This letter responds to your letter dated September 21, 2005 to Minrad International, Inc. ("Minrad") regarding Amendment No. 1 to the above registration. The following numbered comments respond to your comments with the same numbers contained in your letter. The changes discussed below are reflected in Amendment No. 2 to the Registration Statement, which is being filed today.

General

        1. SEC Comment: We acknowledge your response to comment 6 per our letter dated July 28, 2005. As indicated, please amend your report on Form 10-KSB for the three-months ended December 31, 2004 and your Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005 to make conforming changes in response to our comments on your Form SB-2.

            Response: Minrad confirms that when you have indicated that the changes to the Registration Statement that it has proposed in response to your requests are acceptable to you, Minrad will make conforming changes to its Form 10-KSB for the three-months ended December 31, 2004 and its Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005 in order make disclosures in those reports consistent with the disclosures made in the Form SB-2.

        "If we are not able to adequately protect our intellectual property, we may not be ....,"

        2. SEC Comment: We note your response to comment 38 and reissue the comment in part. We believe the identification of patents for any of your material products or material products in production as well as the expiration dates of the patents are material to investors. Please revise this risk factor to provide this information. In addition, please provide similar information in your Business section. In this regard, we note the disclosure in the Business section where you have identified 41 patents. However, we note that you have not provided expiration dates for each of these patents. Please revise your document accordingly.

            Response: A table containing information about the issue and expiration dates of Minrad's important patents and patent applications has bee inserted at page 16. A table with the same information has also been inserted at page 48. The introduction to the table that begins on page 46 was revised in order to more accurately describe its contents. Please note that the statement in our previous letter concerning 41 patents was erroneous -- there are a number of duplications in the table that begins on page 46. The new table accurate identifies U.S. patents and their titles.

Our Real-Time Image Guidance Products, page 36

        3. SEC Comment: We note your response to comment 55 and your supplemental response that any DRTS® sales you have made since 2002 have been for replacement parts. Please provide similar disclosure on page 37.

            Response: We believe that your comment on our response to comment 55 of your original letter was impeded by the erroneous reference we made to changes we made on page 55 (rather than page 36) in our first response letter. The changes referred to in our first letter were made to the last full paragraph on page 36 and the carryover paragraph that begins at the bottom of page 36. We have added a statement about sales being limited to replacement parts since 2002 to the end of the last full paragraph on page 36 as suggested by your comment 3 above. We believe that if you had been aware that this disclosure was included on page 36, you would not have suggested that it be repeated on page 37.

        Conscious Sedation, page 44

        4. SEC Comment: We note your response to comment 62 and your supplemental response. We believe a brief description of what Phase I and Phase II testing entails is material to investors as you have disclosed your intentions to commence Phase III testing for your conscious sedation product in the future. Please revise your document to provide this disclosure.

            Response: Minrad has added a brief description of Phase I and Phase II testing to the subject description on page 45.

        Management's Discussion and Analysis of Financial Condition and Results of Operations

        Result of Operations - Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

        Revenue, page 53

        5. SEC Comment: We acknowledge your revised disclosure in response to comment 68 per our letter dated July 28, 2005. Please further revise your disclosure to discuss the impact that the $1.0 million immediately shippable backlog as of December 31, 2004 had on revenue for the June 30, 2005 period.

            Response: The impact on revenue in the six months ended June 30, 2005 from the $1,037,000 immediately shippable backlog as of December 31, 2004 has been taken into account in the new discussion for the six-month period ended June 30, 2005 and will be added to the amendments to be filed to the Forms 10-QSBs for the quarters ended March 31, 2005 and June 30, 2005.

        Gross Margin, page 53

        6. SEC Comment: Please revise your disclosure to clarify and provide further detail regarding the reduction in "standard costs," as well as the "unfavorable manufacturing variance" of $713,000. We believe this information should be presented to investors in clear and understandable language. See Section III, A of Release No. 33-8350. Please revise similar disclosures throughout your MD&A.

        Response: Minrad uses a standard cost reporting system to help manage its manufacturing operations. In order to clarify the discussion, Minrad has added descriptions of the meanings of the terminology used to compare standard (budgeted) costs to actual production costs. Minrad has also provided additional reasons for the variances or differences between the different types of cost comparisons.

        Dividends, page 55

        7. SEC Comment: Please expand your disclosure to discuss the $6.6 million non-cash dividend incurred in the three months ended June 30, 2005. Additionally, please provide us with your calculation underlying the beneficial conversion feature.

        Response: Minrad has expanded its disclosure to discuss the $6,598,549 non-cash dividend in the six-month period ended June 30, 2005. The Conversion Table attached to this letter is a computation of beneficial conversion prepared by Minrad.

        Certain Relationships and Related Party Transactions, page 77

        8. SEC Comment: We note your response to comment 74 and your supplemental response that in situations where shares or warrants were exchanged for services or property, or for a combination of cash and services or property, you are unable to provide a per share or an aggregate cash price. In the situations you have articulated, please revise the document to provide the market share price on the day you issued any shares or warrants you issued.

        Response: The per share bid price for the Registrant's common stock at the time of the transactions has been indicated. Please note that Minrad Inc. was never a publicly traded company so there was no per share market price for its stock. Also, Minrad has been unable to find official reported bid prices for the common stock for May 20, 2004 and May 21, 2005 and has indicated the per share fair market price identified by the parties as the per share fair market value on May 21, 2004 in their contemporaneous documentation.

        Consolidated Financial Statements

        Consoldiated Balance Sheets (Unaudited), page F-34

        9. SEC Comment: Please tell us why the December 31, 2004 stockholders' deficit components do not equal the audited amounts on page F-3.

            Response: See the corrected Equity section to the Balance Sheet as of December 31, 2004 on the "Consolidated Balance Sheets as of June 30, 2005 (Unaudited) and December 31, 2004 (Unaudited)." For December 31, 2004, "Common Stock" was changed from 208,588 to 280,192, "Additional Paid in Capital" was changed from 18,355,731 to 20,512,202, and "Accumulated deficit" was changed from (21,788,451) to (24,156,462). Total Equity did not change. These revised amounts now agree to the audited financial statements to be included in the amended Form 10-KSB and statement of equity.

        Note 8. - Related Party Transactions, page F-43

        10. SEC Comment: Please include the total interest expense incurred with all related parties. It currently appears that the $60,000 does not include the non-cash interest amount.

              Response: See revised Note 8 to the June 30, 2005 financial statements, which responds to this comment.

        In addition to the foregoing changes, we have also made minor correcting and updating edits elsewhere in the document. Copies of the Amendment in Word format, including black lined copies showing changes and supplemental information are being forwarded to you by overnight courier.

        We are forwarding with this letter a request for acceleration signed by Minrad's Chief Executive Officer. Minrad would like to have the Registration Statement declared effective as soon as possible, and it greatly appreciates your efforts in helping it achieve that goal. Please call the undersigned at the above number if we can provide you with any assistance to expedite your review.

                                                                                                                    Very truly yours,

                                                                                                                    /s/ Ward B. Hinkle

                                                                                                                    Ward B. Hinkle

cc:    William H. Burns, Jr.
        William Bednarski
        Rich Tamulski
        Tim McPoland
        Michael Ervin

WBH/dlc

Minrad International, Inc.
Valuation of Preferred Beneficial Conversion Feature
6/30/05

Preferred Stock Warrant Value at Date of Purchase					Calculation of Maximum Beneficial Conversion Feature
					Preferred Shares Invested	$7,035,000	$3,000,000	$1,225,000	$11,260,000
Name
Date of Closing	6/8/2005	6/17/2005	6/28/2005		Less Warrant Value	($1,522,517)	($291,359)	($87,782)	($1,901,658)
Number of Shares Purchased	1,758,750	750,000	306,250	2,815,000	Remaining Value	$5,512,483	$2,708,641	$1,137,218	$9,358,342
					Market Value	$3.65	$2.75	$2.50
INPUT VARIABLES					Shares Converted @ Market	1,510,269	984,960	454,887	2,950,117
Stock market price	$3.65	$2.75	$2.50
Exercise price	$3.85	$3.85	$3.85		Shares Convertible @$2.00	3,517,500	1,500,000	612,500	5,630,000
Term	3.0	3.0	3.0		# of Beneficial Shares	2,007,231	515,040	157,613	2,679,883
Volatility Note A	34.00%	34.00%	34.00%
Annual rate of quarterly dividends	0.00%	0.00%	0.00%		Market Value	$3.65	$2.75	$2.50
Discount rate - bond equivalent yield (A)	3.35%	3.30%	3.25%		Maximum Beneficial Conv. Value	$7,326,392	$1,416,359	$394,032	$9,136,783
					Excess Maximum				($2,538,234)
INTERMEDIATE COMPUTATIONS					Net Beneficial Conversion Value				$6,598,549
Present value of stock ex-dividend	$ 3.65	$ 2.75	$ 2.50
Present value of exercise price	$ 3.48	$ 3.49	$ 3.50
Cumulative volatility	58.89%	58.89%	58.89%

CALL OPTION					Calculation of Beneficial Conversion Feature - Treated as Dividends
Proportion of stock present value	64.55%	45.61%	39.18%		Preferred Shares Invested	$7,035,000	$3,000,000	$1,225,000	$11,260,000
Proportion of exercise price present value	-41.46%	-24.23%	-19.40%
Call option value	$ 0.91124	$ 0.40893	$ 0.30172
					Less Warrant Value - calc at left	($1,522,517)	($291,359)	($87,782)	($1,901,658)
					Remaining Value	$5,512,483	$2,708,641	$1,137,218	$9,358,342
Total value of options warrants	$1,602,650	$306,694	$92,402
Discount percentage, if unregistered	5%	5%	5%	See Note C	Less Value of Fund Raising Warrants	($754,922)	($207,455)	($72,285)	($1,034,662)
Discount due to unregistered shares	$80,132	$15,335	$4,620
					Less - Out of pocket Fund Raising fees				($1,725,131)
Total value of options/warrants	$1,522,517	$291,359	$87,782		Net Preferred Beneficial Conversion Feature - future Dividends				$6,598,549

Total Warrant Valuation - to be used in Beneficial calculation			$1,901,658

Note A - insufficient history to use Minrad stock for volatility, thus use average					Amortization of Preferred Beneficial Conversion - as Dividends included in EPS calculations
of competitors Abbott & Baxter.									FINAL
					Period ended 6/30/05				$6,598,549
Note B - the above beneficial conversion calculation does not impact net income. It is
listed on the Income Statement, but only used to calculate EPS.					Estimated for 3rd Quarter				0
Note C - the total beneficial conversion value doesn't change if 0% discount is used					Estimated for 4th Quarter				0

						Total 2005 impact on EPS			$6,598,549

MINRAD INTERNATIONAL, INC.

847 Main Street

Buffalo, New York 14203

                                                                                                                                September 22, 2005

Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Attention: Song P. Brandon

Mail Stop: 6010

Ladies/Gentlemen:

Re:	Minrad International, Inc. (the "Registrant") - Registration Statement on Form SB-2; File No. 333-126359

                In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the Registrant hereby requests that the effectiveness of the above-referenced registration statement be accelerated to September 27, 2005, or as soon thereafter as is practicable.

                We confirm our awareness of our statutory responsibilities under the Act.

                                                                                    Sincerely,

                                                                                    MINRAD INTERNATIONAL, INC.

                                                                                    By:   /s/ William H. Burns, Jr.
                                                                                            William H. Burns, Jr.
                                                                                            Chairman and
                                                                                            Chief Executive Officer